

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Edge Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Edge Corporate Finance, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Edge Corporate Finance LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edge Corporate Finance, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II, Other Information, have been subjected to audit procedures performed in conjunction with the audit of Edge Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Edge Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II, Other Information, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bennett Thrasher LLP

Atlanta, Georgia
February 14, 2017

A LIMITED LIABILITY PARTNERSHIP OF CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

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